June 9, 2021

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Bassett Furniture Industries, Inc.
Form 10-K for Fiscal Year Ended November 28, 2020
File No. 0-0209

To Whom It May Concern:

We have received your letter dated May 28, 2021 providing comments on our Form 10-K for the year ended November 28, 2020. We appreciate your comments and accept them as an opportunity to further enhance our disclosures and improve the information we provide to the readers of our financial statements.

In connection with responding to your comments, we hereby acknowledge the following:

●	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Each of your comments has been repeated below (in bold type) with our response directly after it.

FORM 10-K FOR THE FISCAL YEAR ENDED NOVEMBER 28, 2020

(All response amounts in thousands, unless otherwise specified)

Management’s Discussion and Analysis

1.

We note your response to comment 1 and reissue our prior comment. As noted in Item 303(b) of Regulation S-K and SEC Release No. 33-8350, your results of operations discussion should focus on an analysis of your consolidated financial condition and operating performance, with segment data provided where material to an understanding of consolidated information. Accordingly, please address the following comments related to your analysis of operations discussion:

●

Revise your disclosures in future filings to discuss year-over-year changes in net sales to external customers, cost of furniture and accessories sold, gross profit and gross profit margin, and selling, general and administrative expenses on a consolidated basis exclusive of inter-company amounts.

●	Revise your segment results to provide and discuss changes in net sales to external customers.

Response: We will revise our disclosures in future filings to include a discussion of year-over-year operating changes on a consolidated basis exclusive of inter-company amounts. We will also include more disclosure in the segment discussion relating to net sales to external customers.

Notes to Consolidated Financial Statements

2.

We have reviewed your response to comment 6 and note that your presentation of wholesale sales by product category remains inclusive of inter-company sales. Please ensure that you disclose the amount of revenues from external customers for each product category. Show us what your proposed disclosure would have looked like for the historical periods presented. Refer to ASC 280-10-50-40 and ASC 606-10-50-5.

Response: Please see Schedule 1 for the proposed disclosure.

Please contact me directly at (276) 629-6614, by e-mail at mdaniel@bassettfurniture.com or via fax at (276) 627-8805 for any additional comments, clarifications or questions you may have.

Sincerely,

/s/ J. Michael Daniel

J. Michael Daniel

Sr. Vice President and Chief Financial Officer

Schedule 1

Furniture and Accessories Revenue by Type

	2020			2019			2018
	Wholesale	Retail	Total	Wholesale	Retail	Total	Wholesale	Retail	Total
Bassett Custom Upholstery	$71,840	$112,888	$184,728	$78,856	$142,865	$221,721	$71,478	$128,568	$200,046
Bassett Leather	20,487	2,326	22,813	17,083	3,782	20,865	19,058	5,295	24,353
Bassett Custom Wood	19,682	28,942	48,624	21,264	35,092	56,356	21,514	35,797	57,311
Bassett Casegoods	13,719	35,728	49,447	17,221	44,827	62,048	20,022	56,039	76,061
Accessories, mattresses and other (1) (2)	-	32,060	32,060	748	42,127	42,875	1,514	43,184	44,698
Consolidated Furniture and Accessories revenue	$125,728	$211,944	$337,672	$135,172	$268,693	$403,865	$133,586	$268,883	$402,469

1)	Includes the sale of goods other than Bassett-branded products, such as accessories and bedding, and also includes the sale of furniture protection plans.

2)	Beginning with the third quarter of fiscal 2019, our wholesale segment no longer purchases accessory items for resale to third party customers such as Licensees or independent furniture retailers. These customers now source their accessory items directly from the accessory vendors.